GOLDEN HOPE MINES LIMITED

82-3023

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

GOLDEN HOPE REASSESSING DRILLING RESULTS & COARSE GOLD SAMPLING

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

November 3, 2004

During 2003-2004, a major drilling program was conducted on the Company's Bellechasse Gold Deposit located in the Bellechasse Mineral Belt south of Quebec City, Quebec. 2,803.3 meters of HQ core and 2,041.0 meters of NQ core were drilled as 31 holes. The work was performed under the terms of a partnership agreement which has since been terminated by Golden Hope.

Golden Hope's drilling objectives were twofold. The first was to verify the character of the deposit, particularly with respect to the spatial distribution and configuration of the gold mineralization as known from surface exposures and to confirm the presumed dimensions of the deposit as evidenced by its surface expression.

The drilled dimensions of the Timmins Zone, the principal occurrence, are similar to its surface indications. A near vertical mineralized gabbro mass was confirmed extending 140 meters northeasterly with confirmed widths of 90 meters at the westerly end and 40 meters at the easterly end. The deepest intersection is 308 meters vertical. There are no noticeable changes in the geological character of the intrusive system, which appears to continue uninterrupted to depth. The same quartz stockwork systems, well exposed at surface, are continuous both laterally and vertically. Likewise, there exists a high, for the most part random, incidence of coarse gold throughout the system, wall to wall and vertically to 308 meters. Fine gold has a broader distribution. Several narrow zones of high-grade values show good continuity not previously recognized. Further details of gold distribution patterns as revealed by the drilling are forthcoming. For example, as initial sampling results continue to be turned over to Golden Hope, reassessment is revealing the presence of numerous substantial, previously unreported, intervals. These encouraging results will be reported shortly as the data review proceeds.

dlw 11/17

The second drilling objective, most importantly, was to test the reliability of drill core as a representative sample for a class of a deposit where gold is commonly coarse and "nuggety" in character and irregularly dispersed in a more uniform field of finer gold. Industry experience has shown that nonhomogeneous coarse gold does not accurately respond to sampling by routine drilling methods, the fundamental cause being insufficient sample size. Inadequate analytical procedures also contribute to the problem. Although the drilling confirms a significant gold content in the Bellechasse Deposit, it is suspected the true content is understated. Typical of the "nugget effect", the first clue was the recognition of major disparity between occurrences of visible gold and corresponding weak to nil gold values in assays for a high percentage of the visible gold occurrences. Whereas the sampling results arguably may be representative of the fine gold content of the core, an equally accurate accounting of coarse gold content is essential to the overall grade composition of the deposit.

Further evidence of the "nugget problem" and the adequacy of core as a representative sample are being documented as part of ongoing research.

The next phase of the investigation will involve further processing of sample rejects and core by total extraction of gold by gravimetric technology. A treatment facility has been established under contract and work is in progress employing a team of experts in the field of coarse gold sampling.

ON BEHALF OF THE BOARD

"Peter H. Smith"

PETER H. SMITH
Director

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**